Cementos Lima S.A.



RECEIVED
2006 NOV 13 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-3911

VAL-104-
October

SUPPL

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Monthly information as of September 30, 2006 relating ADRs holders' share on the Capital Stock.

   Date: filed with CONASEV on October 9, 2006.

   Required by: CONASEV

2. Quarterly information as of September 30, 2006 relating ADRs transactions.

   Date: filed with CONASEV on October 9, 2006.

   Required by: CONASEV

3. Letter related to the Board of Directors' Meeting to be held on October 25, 2006.

   Date: filed with CONASEV on October 20, 2006.

   Required by: CONASEV

4. Resolutions adopted at the October 25, 2006 Board of Directors' Meeting.

   Date: filed with CONASEV on October 25, 2006.

   Required by: CONASEV

5. Letter related to cash dividend of US$ 0.14 per Share of Common Stock.

   Date: filed with CONASEV on October 25, 2006.

PROCESSED
NOV 15 2006
THOMSON FINANCIAL

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Required by: CONASEV

6. Letter related to cash dividend of US$ 0.014 per Investment Share.

   Date: filed with CONASEV on October 25, 2006.

   Required by: CONASEV

7. Interim unaudited Financial Statements as of September 30, 2006.

   Date: filed with CONASEV on October 25, 2006.

   Required by: CONASEV

8. Resolutions adopted at the October 25, 2006 Board of Directors' Meeting concerning to the expansion of the production capacity of the Atocongo Plant and to the first and second issues of corporate bonds of the First Corporate Bonds and Short-term Instruments Issue Program.

   Date: filed with CONASEV on October 25, 2006.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

(FREE TRANSLATION)

FILE N°
82-3911

VAL-097-06

October 9, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of September 30, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

(FREE TRANSLATION)

FILE N° 82-3911

VAL-098-06

October 9, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of September 30, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS

Cementos Lima S.A.

RECEIVED

2006 NOV 13 P 1:01

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

01/07/2006
30/09/2006

NUMBER OF ADRs ISSUED:	100
NUMBER OF ADRs CANCELLED:	1,200
NUMBER OF ADRs OUTSTANDING:	27,838
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	14.16
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

 Cemontos Lima S.A.

ADR REPORT: CEMENTOS LIMA S.A. - 144A

01/07/2006
30/09/2006

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	0
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	14.16
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

FILE NO. 82-3911

GF.0125.06
Lima, October 20, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important event:

Notice of the Board of Directors' Meeting to be held on Wednesday, October 25, 2006 at our offices located at Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, in order to deal with the following matters:

- Approval of interim unaudited Financial Statements as of September 30, 2006.
- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2006.

Regarding this distribution of profits, it will be proposed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'837,542.98 against the 2006 partial earnings.

Dividend per Common Share US$ 0.14
Dividend per Investment Share US$ 0.014

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

RECEIVED
NOV 13 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(FREE TRANSLATION)

FILE NO. 82-3911

GF.0126.06
Lima, October 25, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important event:

Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2006.

Regarding this distribution of profits and after the approval of the partial financial statements as of September 30, 2006, the Board also approved that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'837,542.98 against the 2006 partial earnings.

Dividend per Common Share US$ 0.14
Dividend per Investment Share US$ 0.014

We will let you know the record date as well as the date of payment of such dividend.

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N° 82-3911

GF.0127.06

Lima, October 26, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on October 25, 2006, concerning the cash dividend of US$ 0.14 per Common Share.

The record date will be November 14, 2006, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (November 10, 2006) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on November 28, 2006 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

(FREE TRANSLATION)

RECEIVED
2006 NOV 13 P 1: FILE N°
82-3911
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

GF.0128.06

Lima, October 26, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on October 25, 2006, concerning the cash dividend of US$ 0.014 per Investment Share.

The record date will be November 14, 2006, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (November 10, 2006) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on November 28, 2006 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

GENERAL DATA OF THE COMPANY

RPJ :	B30121	Input 6 digits
Year:	2006	Input 4 digits at most
Type of information:	TI	If quarterly individual input TI, if quarterly consolidated input TC
Period:	3	Input : 1 if 1st quarter, 2 if 2nd quarter, 3 if 3rd quarter, 4 if 4th quarter
Name of Company:	CEMENTOS LIMA S.A.	Input in CAPITAL LETTERS
CIIU :	2694	*Input 4 digits at most*
E-mail 1 :	Moralesa@cementoslima.com.pe	Besure to input e-mail with "@" without leaving empty spaces. Example: mvnet@conasev.gob.pe
E-mail 2 :	Cockj@cementoslima.com.pe	Besure to input e-mail with "@" without leaving empty spaces. Example: mvnet@conasev.gob.pe
Web Site:	www.cementoslima.com.pe	Example: www.conasev.gob.pe
Currency:	Nuevos Soles	Choose currency
Statement of Cash Flows:	Método Directo	Choose method used to prepare statement of cash flows

M : Slle
BNY
GG
GF
GDC

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 8912

CEMENTOS LIMA S.A.
Balance Sheets
As of September 30, 2006 and December 31, 2005
In Thousands of New Soles

	Notas	As of September 30, 2006	As of Decembre 31, 2005
Assets			
Current Assets			
Cash and cash equivalents	4	51,111	31,006
Marketable securities		0	0
Financial Assets at fair value through profit and loss		0	0
Assets available for sale		0	0
Derivatives		0	0
Trade Accounts Receivable (net of provision for doubtful accounts receivable)	5	14,649	30,863
Accounts receivable from Principal and Affiliates	25	8,106	3,424
Other Accounts Receivable (net of provision for doubtful accounts receivable)	6	8,555	6,499
Inventories (net of provision for impairment of assets)	7	172,083	184,134
Biological Assets		0	0
Non current assets available-for-sale		0	0
Prepaid Expenses		3,243	9,465
Other Assets		0	0
Total Current Assets		257,747	265,391
Non-Current Assets			
Long Term Accounts Receivable		0	0
Long Term Accounts Receivable from Principal and Affiliates		0	0
Other Long Term accounts receivable	6	9,946	10,495
Financial Investments		89,594	28,642
Available-for-sale Assets		0	0
Held-to-maturity Investments		0	0
Equity Method Investments		0	0
Other financial Investments	8	89,594	28,642
Derivatives		0	0
Inventories	2,h	77,985	61,862
Biological Assets		0	0
Real State Investments		0	0
Property, Plant, and Equipment (net of accumulated depreciation and provision for impairment of assets)	9	605,913	630,423
Intangible Assets (net of accumulated amortization and provision for obsolescence)		0	0
Income Tax and workers´ profit sharing		0	0
Goodwill	10	9,745	9,745
Other Assets	11	48,125	45,171
Total Non-current Assets		841,308	786,338
TOTAL ASSETS		1,099,055	1,051,729

	Notas	As of September 30, 2006	As of Decembre 31, 2005
Liabilities and shareholders´equity			
Current liabilities			
Overdrafts		0	0
Debentures	12	130,196	111,171
Trade Accounts Payable	13	15,488	36,726
Accounts Payable to Principal and affiliates	25	9,819	10,522
Provisions		0	0
Income Tax and current workers´ profit sharing		20,537	18,333
Other Accounts Payables	14	33,646	16,223
Derivatives		0	0
Total current liabilities		209,686	192,975
Non-current liabilities			
Debentures		0	0
Trade Accounts Payable		0	0
Accounts Payable to Principal and affiliates		0	0
Derivatives		0	0
Provisions		0	0
Other Accounts Payable		0	0
Deferred Income (net)		0	0
Deferred Income Tax and deferred workers´ profit sharing	15	40,172	45,541
Total Non-Current Liabilities		40,172	45,541
Total Liabilities		249,858	238,516
Shareholders´equity	16		
Capital stock		267,453	267,453
Additional Capital stock		0	0
Unearned Income		0	0
Legal Reserve		44,491	44,491
Other Reserves		0	0
Retained Earnings		199,637	177,960
Difference in Currency Conversion		0	0
Total Equity attributed to Major Shareholders		511,581	489,904
Capital stock		125,716	125,716
Investment share		50,789	50,789
Additional Capital stock		0	0
Unearned Income		0	0
Legal Reserve		29,362	29,362
Other Reserves		0	0
Retained Earnings		131,749	117,442
Difference in Currency Conversion		0	0
Total Equity attributed to Minority Interest		337,616	323,309
Total Shareholders´ Equity		849,197	813,213
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY		1,099,055	1,051,729

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8312

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the periods ended September 30, 2006 and 2005
In Thousands of New Soles

	Notes	For the specific quarter from July 1st to September 30, 2006	For the specific quarter from July 1st to September 30, 2005	For the cummulative period from January 1st to September 30, 2006	For the cummulative period from January 1st to September 30, 2005
Operating Income					
Net Sales (operating income)	18	178,857	171,206	543,144	480,674
Other Operating Income	18	2,305	1,882	6,274	4,964
Gross Revenue		181,162	173,088	549,418	485,638
Cost of sales (operating)	19	-101,022	-107,721	-315,130	-296,951
Other Operating Costs	19	-2,114	-615	-4,363	-3,577
Total Operating Costs		-103,136	-108,336	-319,493	-300,528
Gross margin		78,026	64,752	229,925	185,110
Operating Expenses					
Selling Expenses	21	-5,413	-6,182	-17,936	-16,594
Administrative expenses	20	-23,136	-21,598	-68,111	-62,489
Operating Income		49,477	36,972	143,878	106,027
Other Income (expenses)					
Financial Income	23	5,967	2,008	21,444	11,449
Financial Expenses	23	-6,836	-5,237	-18,357	-15,859
Share in net earnings of affiliates by Equity Method		0	0	0	0
Gain or loss in derivatives		0	0	0	0
Gain or loss in sales of assets		0	0	0	0
Other income	24	2,225	2,465	4,014	21,275
Other expenses	24	-2,234	-1,507	-5,411	-17,753
Cummulative effects due to changes in accounting policies		0	0	0	0
Income before workers´ profit sharing and income tax		48,599	34,701	145,568	105,139
Workers´profit sharing		-4,800	-3,512	-14,754	-10,605
Imcome tax		-12,960	-9,480	-39,835	-28,631
Net Income		30,839	21,709	90,979	65,903
Net income or Loss attributed to					
Major Shareholders		18,578	13,078	54,808	39,702
Minority Interest		12,261	8,631	36,171	26,201
		30,839	21,709	90,979	65,903
Basic Earnings (Losses) per common share	27	0.740	0.521	2.182	1.581
Basic Earnings (Losses) per investment share	27	0.074	0.052	0.218	0.158
Diluted earnings (losses) per common share	27	0.740	0.521	2.182	1.581
Diluted earnings (losses) per investment share	27	0.074	0.052	0.218	0.158


CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
C.P.C. Matrícula 8312

Statements of Cash Flow
For the periods ended as of September 30, 2006 and 2005
In Thousands of New Soles

	Notes	From January 1st to September 30, 2006	From January 1st to September 30, 2005
OPERATING ACTIVITIES			
Collections (entries) from:			
Sales of goods or services and operating income		643,158	559,692
Fees and commissions		0	0
Interests and returns (not included in Investing activities)		0	0
Dividends (not included in investing activities)		0	0
Royalties		0	0
Other collections in cash related to this activity		12,745	29,124
Less payments (disbursements) to:			
Suppliers of goods and services		-374,712	-410,580
Employee wages, salaries and severance indemnities		-47,102	-25,702
Taxes		-62,607	-62,710
Interests and returns (not included in financing activities)		0	0
Dividends (not included in financing activities)		0	0
Royalties		0	0
Other payments in cash related to this activity		0	0
Increase (Decrease) of cash and cash equivalents provided by operating activities		171,482	89,824
INVESTING ACTIVITIES			
Collections (entries) from:			
Loans to affiliates		0	0
Sale of Financial Investments		0	0
Sale of Real State Investments		0	0
Sale of fixed assets		0	0
Sale of intangible assets		0	0
Interests and returns		0	0
Dividends		0	0
Other collections in cash related to this activity		0	0
Less payments (disbursements) to:			
Loans to affiliates		0	0
Purchase of Financial Investments	8	-60,952	0
Purchase of Real State Investments		0	0
Purchase of Fixed Assets	9	-49,123	-52,439
Disbursements for work in progress of fixed assets		0	0
Purchase and development of intangible assets		0	0
Other Financial Assets		0	0
Other Non-Financial Assets	11	-5,466	-4,174
Other payments in cash related to this activity		0	0
Increase (Decrease) of cash and cash equivalents used in investing activities		-115,541	-56,613
FINANCING ACTIVITIES			
Collections (entries) from:			
Bank Loans		24,172	62,513
Issuance of Debentures		0	0
Issuance of Shares or Paid-in Capital		0	0
Sale of Treasury Shares		0	0
Other collections in cash related to this activity		0	0
Less payments (disbursements) to:			
Payment or redemption of bank loans		0	0
Payment or redemption of debentures		-5,021	-9,819
Repurchase of Treasury Shares		0	0
Interests and returns		0	0
Dividends paid to Headquarters' Shareholders		-33,146	-32,755
Dividends paid to Minority Interest		-21,841	-21,540
Difference in currency conversion		0	0
Other payments in cash related to this activity		0	0
Increase (Decrease) of cash and cash equivalents provided by financing activities		-35,836	-1,601
Net Increase (Decrease) of cash and cash equivalents		20,105	31,610
Cash and cash equivalents Balance at the beginning of period		31,006	7,360
Cash and cash equivalents at end of period		51,111	38,970

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8312

Statements of Cash Flow
For the periods ended as of September 30, 2006 and 2005
In Thousands of New Soles

	Notes	From January 1st to September 30, 2006	From January 1st to September 30, 2005
RECONCILIATION OF NET INCOME TO NET CASH AND CASH EQUIVALENTS PROVIDED BY OPERATING ACTIVITIES			
Net income (loss) of the period		90,979	65,903
Plus :			
Adjustments to net income (loss) of the period		0	0
Provision for doubtful accounts receivable		0	0
Provision for impairment of assets		0	0
Provision for decline in value of financial investments		0	0
Depreciation of the period	9	70,309	68,965
Impairment of assets	9	1,431	1,293
Amortization and write-off Intangible Assets		0	0
Provision for environmental protection		0	0
Amortization of other assets	11	2,513	2,722
Provisions		0	0
Loss in sale of financial investments		0	0
Loss in sale of real state investments		0	0
Loss in sale of fixed assets	9	1,767	755
Loss in sale of intangible assets		0	0
Share in net earnings of affiliates, net of dividends received in cash		0	0
Loss for application of fair value		0	0
Deferred workers' profit sharing and income tax		0	0
Cummulative effect due to changes in accounting policies		0	0
Others		0	0
Less:			
Adjustments to net income (loss) of the period		0	0
Gain in sale of financial investments		0	0
Gain in sale of real state investments		0	0
Gain in sale of fixed assets		0	0
Gain in sale of intangible assets		0	0
Gain for application of fair value		0	0
Deferred workers' profit sharing and income tax	15	-6,179	-6,420
Share in net earnings of affiliates, net of dividends received in cash		0	0
Cummulative effect due to changes in accounting policies		0	0
Others		0	-1,918
Debits and credits for net changes in assets and liabilities			
(Increase) Decrease of Financial Assets at fair value through profit and loss		0	0
(Increase) Decrease of Available-for-sale Assets			
(Increase) Decrease of Derivatives - Assets			
(Increase) Decrease of trade accounts receivable		16,214	-5,485
(Increase) Decrease of accounts receivable from affiliates		-4,683	8,369
(Increase) Decrease of other accounts receivable		-1,507	2,770
(Increase) Decrease of inventories		-4,072	-24,565
(Increase) Decrease of Biological Assets		0	0
(Increase) Decrease of Non-current Available-for-sale Assets		0	0
(Increase) Decrease of Prepaid Expenses		6,221	3,223
(Increase) Decrease of Other Assets		0	0
Increase (Decrease) of Debentures		0	0
Increase (Decrease) of Trade accounts payable		-11,765	-2,339
Increase(Decrease) of accounts payable to affiliates		-704	3,681
Increase (Decrease) of provisions		0	0
Increase (Decrease) of Current workers' profit sharing and income tax		-2,854	0
Increase (Decrease) of Other accounts payable		13,812	-27,130
Increase (Decrease) of Derivatives - Liabilities		0	0
Increase (Decrease) of cash and cash equivalents provided from operating activities		171,482	89,824

MAJOR TRANSACTIONS WITH DID NOT GENERATE CASH FLOWS DURING THE PERIOD		
Prior years adjustments	0	0
Goods purchased with financial leasing	0	0
Compensation of current liabilities	0	0
Compensation of non-current liabilities	0	0
Capitalization of debts or debentures	0	0
Asset revaluation	0	0
Issuance of capital stock provided by goods	0	0

CEMENTOS LIMA S. A.

JUAN PABLO GOCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 5812

CEMENTOS LIMA S.A.
Statements of Changes in Shareholders' Equity
For the periods ended September 30, 2006 and 2005
In Thousands of New Soles

	Capital stock	Additional Capital stock	Unearned Income	Legal Reserve	Other Reserves	Retained Earnings	Difference in Currency Conversion	Total Equity attributed to Major Shareholders	Total Equity attributed to Minority Interest	Total
Balance as of January 1st, 2005	267,453	0	0	44,491	0	161,475	0	473,419	312,429	785,848
1. Gains (losses) recognized directly in shareholders' equity	0	0	0	0	0	0	0	0	0	0
2. Net Income (loss) of the period	0	0	0	0	0	39,702	0	39,702	26,201	65,903
Total income and expenses of the period	0	0	0	0	0	39,702	0	39,702	26,201	65,903
3. Cummulative effect of changes in accounting policies and correction of errors	0	0	0	0	0	0	0	0	0	0
4. Distributable profits transferred to legal reserves during the period	0	0	0	0	0	0	0	0	0	0
5. Dividends declared and profit sharing agreed during the period	0	0	0	0	0	-32,755	0	-32,755	-21,615	-54,370
6. New issuance of capital stock provided by shareholders'	0	0	0	0	0	0	0	0	0	0
7. Capital Reduction or redemption of investment shares	0	0	0	0	0	0	0	0	0	0
8. Treasury Shares	0	0	0	0	0	0	0	0	0	0
9. Increases or decreases due to merges or splits	0	0	0	0	0	0	0	0	0	0
10. Assets revaluation	0	0	0	0	0	0	0	0	0	0
11. Transfer of revaluation surplus	0	0	0	0	0	0	0	0	0	0
12. Changes of unearned profits during the period	0	0	0	0	0	0	0	0	0	0
13. Other increases or decreases in equity items	0	0	0	0	0	27	0	27	18	45
14. Minority Interest	0	0	0	0	0	0	0	0	0	0
Balance as of September 30, 2005	267,453	0	0	44,491	0	168,449	0	480,393	317,033	797,426
Balance as of January 1st, 2006	267,453	0	0	44,491	0	177,960	0	489,904	323,309	813,213
1. Gains (losses) recognized directly in shareholders' equity	0	0	0	0	0	0	0	0	0	0
2. Net Income (lossl) from the perirod	0	0	0	0	0	54,808	0	54,808	36,171	90,979
Total income and expenses of the period	0	0	0	0	0	54,808	0	54,808	36,171	90,979
3. Cummulative effect of changes in accounting policies and correction of errors	0	0	0	0	0	0	0	0	0	0
4. Distributable profits transferred to legal reserves during the period	0	0	0	0	0	0	0	0	0	0
5. Dividends declared and profit sharing agreed during the period	0	0	0	0	0	-33,146	0	-33,146	-21,874	-55,020
6. New issuance of capital stock provided by shareholders'	0	0	0	0	0	0	0	0	0	0
7. Capital Reduction or redemption of investment shares	0	0	0	0	0	0	0	0	0	0
8. Treasury Shares	0	0	0	0	0	0	0	0	0	0
9. Increases or decreases due to merges or splits	0	0	0	0	0	0	0	0	0	0
10. Assets revaluation	0	0	0	0	0	0	0	0	0	0
11. Transfer of revaluation surplus	0	0	0	0	0	0	0	0	0	0
12. Changes of unearned profits during the period	0	0	0	0	0	0	0	0	0	0
13. Other increases or decreases in equity items	0	0	0	0	0	15	0	15	10	25
14. Minority Interest	0	0	0	0	0	0	0	0	0	0
Balance as of September 30, 2006	267,453	0	0	44,491	0	199,637	0	511,581	337,616	849,197

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 5812

 **Cementos Lima S.A.**

GF.0129.06
Lima, October 25, 2006

Señores
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs:

As defined under Article 28 of the Securities Market Law and Resolución CONASEV No. 107-2002-EF/94.10, we inform of the following important events:

1. **Expansion of the Production Capacity of the Atocongo Cement Plant to 5,500,000 t/year.**

Based on the technical-financial evaluation prepared by ARPL Tecnología Industrial S.A., the Board of Directors approved an investment of up to US$120,000,000.00 for Expansion of the Production Capacity of the Atocongo Cement Plant to 5,500,000 t/year.

The expansion is intended to double the present clinker production capacity of Kiln I, increasing it from 3,750 to 7,500 t/day (1,200,000 to 2,400,000 t/year). Such expansion involves installing new raw cement and clinker milling modules, a new heat exchange tower with a pre-calcinator and ancillary equipment.

Execution of the expansion will start immediately, under supervision by ARPL Tecnología Industrial S.A. and is expected to be completed in two years. With this expansion, the total Clinker production capacity of the Atocongo Cement Plant will be 4,800,000 t/year and the total cement milling capacity 5,500,000 t/year.

Funding for this project will be provided by the Debt Instruments Issue Program for up to US$150,000,000.00, approved at the Shareholders Regular Meeting of May 9, 2006.

Av. Atocongo 2440 – Villa María del Triunfo Lima 35 – Perú Teléfono: (511) 217-0200 Fax: (511) 217-1496 www.cementoslima.com.pe
E-mail: postmaster@cementoslima.com.pe

2. **Approval of the First and Second Issues of Corporate Bonds of the First Corporate Bonds and Short-term Instruments Issue Program (hereinafter "The Program").**

Pursuant to the authority vested on it at the Regular Shareholders Meeting held on May 9, 2006, the Board of Directors unanimously approved the First and Second Issues of Bonds of "The Program", which Program will be registered upon approval by CONASEV.

The Directors unanimously approved the following terms and conditions of the First and Second Issues of Bonds of the Program.

- First Issue of Bonds

  - ✓ Amount: Up to S/.50,000,000.00 (Fifty Million and 00/100 Nuevos Soles)
  - ✓ Term : Up to eight (8) years.
  - ✓ Currency : Nuevos Soles.
  - ✓ Series : Single Series
  - ✓ Interest Rate : Fixed
  - ✓ Security : Generic security on the assets of the Corporation.

- Second Issue of Bonds

  - ✓ Amount: Up to S/.50,000,000.00 (Fifty Million and 00/100 Nuevos Soles)
  - ✓ Term : Up to eight (8) years.
  - ✓ Currency : Nuevos Soles.
  - ✓ Series : Single Series
  - ✓ Interest Rate : Fixed
  - ✓ Security : Generic security on the assets of the Corporation.

Likewise, the Board of Directors unanimously resolved to authorize Directors Ricardo Rizo Patrón de la Piedra identified by National Identity Document (DNI) N° 08245379, Marcelo Rizo Patrón de la Piedra identified by DNI N° 08776061, Carlos Ugás Delgado identified by DNI N° 10313820, Julio Ramirez Bardález identified by DNI N° 08248042 and Alfredo Gastañeta Alayza identified by DNI N° 07278765, so any two of them may jointly resolve on all the other terms and conditions of the First and Second Issues of Bonds resolved in this meeting and execute the applicable Pricing Supplements, Supplementary Indentures and any updates of the Indenture on behalf of the Corporation, as well

as any application or document, whether public or private, as may be required for listing or registration with CONASEV, the Lima Stock Exchange, Cavali ICLV S.A., the Banking and Insurance Superintendence and Private Pension Funds (AFPs) and any such administrative authority as may be required.

The Board of Directors also unanimously resolved to authorize Directors Ricardo Rizo Patrón de la Piedra identified by DNI N° 08245379, Marcelo Rizo Patrón de la Piedra identified by DNI N° 08776061, Carlos Ugás Delgado identified by DNI N° 10313820, Julio Ramirez Bardález identified by DNI N° 08248042 and Alfredo Gastañeta Alayza identified by DNI N° 07278765, so any two of them may jointly, and for the sole purpose of correcting any objections made by CONASEV, the Lima Stock Exchange, Cavali ICLV S.A., the Banking and Insurance Superintendence and Private Pension Funds (AFPs) and any other competent authority, amend the terms and conditions set forth in the Indenture, the Offering Circular, the Supplementary Indentures, the Pricing Supplements, any updates of the Indenture, the Placement Agreement and any other document filed with such authorities as may have been objected, including the authority to sign any application or additional document to re-enter the files required for such correction; being under the obligation to give notice of such Amendments to the Board of Directors in the immediately following meeting.

There being no other matter to inform, we remain,

Sincerely,

ALVARO MORALES PUPPO
Financial Manager
Stock and Securities Representative

cc: GG
VAL

NOTE: A translation of this letter will be submitted today to the Securities and Exchange Commission (SEC).

FILE: TRA-SULLY